Axos Q2 Fiscal 2025 Earnings Supplement

January 28, 2025   NYSE: AX



Loan Growth by Category



	$ Millions		
	Q2 FY25	Q1 FY25	Inc (Dec)
Single Family Mortgage & Warehouse — Jumbo Mortgage	$ 3,641	$ 3,807	$ (166)
SF Warehouse Lending	509	345	164
Multifamily & Commercial Mortgage — Multifamily	2,148	2,363	(215)
Small Balance Commercial	1,283	1,284	(1)
Commercial Real Estate — CRE Specialty	5,301	5,378	(77)
Lender Finance RE	914	878	36
Commercial & Industrial Non-RE — Lender Finance Non-RE	2,492	2,331	161
Asset-Based and Cash Flow Lending	2,041	1,968	73
Capital Call Facilities	1,277	1,056	221
Auto & Consumer — Auto	375	373	2
Unsecured/OD	44	42	2
Other	1	1	—
	$ 20,026	$ 19,826	$ 200

Loans

Commercial Real Estate Specialty[1] Detail
as of December 31, 2024



Loan Type	Balance (mm)		Weighted Avg. LTV	Non-Accrual Loans (mm)	
Multifamily	$	1,616	41 %	$	11
SFR		1,167	33		15
Hotel		951	42		—
Industrial		647	52		—
Other		461	40		15
Office		285	29		19
Retail		174	41		—
Total	$	5,301	40 %	$	60



LTV Distribution

- ≤ 50%
- > 50% to 65%
- > 65%

Note 1: Includes Commercial Real Estate Specialty loan portfolio only.





Interest Rate Sensitivity of Loans & Deposits

As of December 31, 2024

Loans

- Of the fixed and hybrid rate loan balances in our portfolio at December 31, 2024, 63% will reprice within 3 years and 91% will reprice within 5 years.

Fixed
7%
Hybrid
22%
Variable
71%

Deposits

Non-Time Deposits by Interest Rate

(Dollars in Thousands)

Interest Rate	Total
0% ~ 2%	$ 5,660,838
2% ~ 4%	$ 10,471,203
4% ~ 6%	$ 2,932,396
	$ 19,064,437

- $3 billion of deposits that adjust with the Federal Funds rate
- Deposit rate optionality enhanced by $450 million of off-balance sheet deposits from Axos Securities

Diversified Deposit Gathering
Approximately 90% of deposits are FDIC-insured or collateralized



› Serves approximately 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
› Software allows servicing of SEC receivers and non-chapter 7 cases

› 1031 exchange firms
› Title and escrow companies
› HOA and property management
› Business management and entertainment

› Broker-dealer client cash
› Broker-dealer reserve accounts

Fiduciary Services $1.1B

Consumer Direct $11.9B

Specialty Deposits $1.7B

Distribution Partners $0.4B

Diversified Deposit Gathering Business Lines

Axos Securities[1] $0.9B

Small Business Banking $0.4B

Commercial & Treasury Management $3.5B

› Full service digital banking, wealth management, and securities trading

› White-label banking

› Business banking with simple suite of cash management services

› Full service treasury/cash management
› Team enhancements and geographic expansion
› Bank and securities cross-sell

Deposit balances as of December 31, 2024
Note 1: Excludes approximately $450 million of off-balance sheet deposits

5

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Reserve (UCL)



($ in millions)



Chart data:

Category	ACL	UCL
September 30, 2024 (ACL + UCL)	263.9	12.7
Gross Charge-offs	5.8	
Gross Recoveries	0.8	
Provision for Credit Losses	11.7	0.5
December 31, 2024 (ACL + UCL)	270.6	13.2

Legend: ■ ACL ■ UCL



Allowance for Credit Losses (ACL) by Loan Category
as of December 31, 2024

$ Millions

Loans	Loan Balance	ACL	ACL %[1]
Single Family Mortgage & Warehouse	$ 4,150	$ 16	0.4 %
Multifamily & Commercial Mortgage	3,431	56	1.6 %
Commercial Real Estate	6,215	102	1.6 %
Commercial & Industrial Non-RE	5,810	84	1.4 %
Auto & Consumer	420	12	2.9 %
	$ 20,026	$ 270	1.3 %

Note 1: ACL % is based on gross unpaid principal balance

Credit Quality ($ millions)



December 31, 2024		Loans O/S		Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$	4,150	$	70	1.69 %
Multifamily and Commercial Mortgage		3,431		49	1.43
Commercial Real Estate		6,215		60	0.97
Commercial & Industrial - Non-RE		5,810		71	1.22
Auto & Consumer		420		2	0.48
Total	$	20,026	$	252	1.26 %

September 30, 2024		Loans O/S		Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$	4,152	$	59	1.42 %
Multifamily and Commercial Mortgage		3,647		31	0.85
Commercial Real Estate		6,256		41	0.66
Commercial & Industrial - Non-RE		5,355		44	0.82
Auto & Consumer		416		2	0.48
Total	$	19,826	$	177	0.89 %

December 31, 2023		Loans O/S		Non-Accrual Loans	%
Single Family-Mortgage & Warehouse	$	4,092	$	54	1.33 %
Multifamily and Commercial Mortgage		4,065		37	0.92
Commercial Real Estate		6,043		26	0.43
Commercial & Industrial - Non-RE		4,177		3	0.07
Auto & Consumer		483		2	0.41
Total	$	18,860	$	122	0.65 %



AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)

	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Selected Balance Sheet Data:					
Total assets	$ 23,709,422	$ 23,569,084	$ 22,855,334	$ 22,642,133	$ 21,623,764
Loans—net of allowance for credit losses	19,486,727	19,280,609	19,231,385	18,733,455	18,264,354
Loans held for sale, carried at fair value	25,436	14,566	16,482	16,239	13,468
Allowance for credit losses	270,605	263,854	260,542	257,522	251,749
Securities—trading	241	594	353	592	329
Securities—available-for-sale	97,848	137,996	141,611	207,582	239,812
Securities borrowed	114,672	84,326	67,212	105,853	145,176
Customer, broker-dealer and clearing receivables	298,887	262,774	240,028	292,630	265,857
Total deposits	19,934,904	19,973,329	19,359,217	19,103,532	18,203,912
Advances from the FHLB	60,000	90,000	90,000	90,000	90,000
Borrowings, subordinated notes and debentures	358,692	313,519	325,679	330,389	341,086
Securities loaned	135,258	95,883	74,177	119,800	155,492
Customer, broker-dealer and clearing payables	309,593	315,985	301,127	387,176	368,885
Total stockholders' equity	$ 2,521,962	$ 2,405,728	$ 2,290,596	$ 2,196,293	$ 2,078,224
Common shares outstanding at end of period	57,097,632	57,092,216	56,894,565	57,079,429	56,898,377
Common shares issued at end of period	70,571,332	70,562,333	70,221,632	70,033,523	69,828,709
Per Common Share Data:					
Book value per common share	$ 44.17	$ 42.14	$ 40.26	$ 38.48	$ 36.53
Tangible book value per common share (Non-GAAP)[1]	$ 41.27	$ 39.22	$ 37.26	$ 35.46	$ 33.45
Capital Ratios:					
Equity to assets at end of period	10.64 %	10.21 %	10.02 %	9.70 %	9.61 %
Axos Financial, Inc.:					
Tier 1 leverage (to adjusted average assets)	10.02 %	9.78 %	9.43 %	9.33 %	9.39 %
Common equity tier 1 capital (to risk-weighted assets)	12.42 %	12.44 %	12.01 %	11.47 %	10.97 %
Tier 1 capital (to risk-weighted assets)	12.42 %	12.44 %	12.01 %	11.47 %	10.97 %
Total capital (to risk-weighted assets)	15.23 %	15.29 %	14.84 %	14.26 %	13.79 %
Axos Bank:					
Tier 1 leverage (to adjusted average assets)	9.85 %	9.82 %	9.74 %	9.86 %	10.22 %
Common equity tier 1 capital (to risk-weighted assets)	12.67 %	12.87 %	12.74 %	12.47 %	12.26 %
Tier 1 capital (to risk-weighted assets)	12.67 %	12.87 %	12.74 %	12.47 %	12.26 %
Total capital (to risk-weighted assets)	13.86 %	14.06 %	13.81 %	13.49 %	13.25 %
Axos Clearing LLC:					
Net capital	$ 83,932	$ 85,292	$ 101,462	$ 102,963	$ 103,454
Excess capital	$ 78,282	$ 80,081	$ 96,654	$ 97,646	$ 98,397
Net capital as a percentage of aggregate debit items	29.71 %	32.73 %	42.21 %	38.73 %	40.92 %
Net capital in excess of 5% aggregate debit items	$ 69,805	$ 72,264	$ 89,442	$ 89,671	$ 90,812

AXOS FINANCIAL, INC.
SELECTED FINANCIAL INFORMATION
(Unaudited – dollars in thousands)



	At or For The Three Months Ended				
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Selected Income Statement Data:					
Interest and dividend income	$ 456,068	$ 484,262	$ 453,428	$ 443,564	$ 394,663
Interest expense	175,969	192,214	193,366	181,958	166,057
Net interest income	280,099	292,048	260,062	261,606	228,606
Provision for credit losses	12,248	14,000	6,000	6,000	13,500
Net interest income, after provision for credit losses	267,851	278,048	254,062	255,606	215,106
Non-interest income	27,799	28,609	30,861	33,163	124,129
Non-interest expense	145,320	147,465	140,535	133,228	121,839
Income before income taxes	150,330	159,192	144,388	155,541	217,396
Income taxes	45,643	46,852	39,516	44,821	65,625
Net income	$ 104,687	$ 112,340	$ 104,872	$ 110,720	$ 151,771
Weighted average number of common shares outstanding:					
Basic	57,094,153	56,934,671	56,938,405	56,932,050	57,216,621
Diluted	58,226,006	58,168,468	58,164,623	58,037,698	57,932,834
Per Common Share Data:					
Net income:					
Basic	$ 1.83	$ 1.97	$ 1.84	$ 1.94	$ 2.65
Diluted	$ 1.80	$ 1.93	$ 1.80	$ 1.91	$ 2.62
Adjusted earnings per common share (Non-GAAP)[1]	$ 1.82	$ 1.96	$ 1.83	$ 1.94	$ 1.60
Performance Ratios and Other Data:					
Growth in loans held for investment, net	$ 206,118	$ 49,224	$ 497,930	$ 469,101	$ 1,309,313
Loan originations for sale	66,826	69,570	52,574	47,821	44,325
Return on average assets	1.74 %	1.92 %	1.81 %	1.98 %	2.90 %
Return on average common stockholders' equity	16.97 %	19.12 %	18.81 %	20.71 %	30.39 %
Interest rate spread[2]	3.91 %	4.13 %	3.63 %	3.88 %	3.58 %
Net interest margin[3]	4.83 %	5.17 %	4.65 %	4.87 %	4.55 %
Net interest margin[3] – Banking Business Segment	4.87 %	5.21 %	4.68 %	4.92 %	4.62 %
Efficiency ratio[4]	47.20 %	45.99 %	48.31 %	45.20 %	34.54 %
Efficiency ratio[4] – Banking Business Segment	40.95 %	39.83 %	41.39 %	38.82 %	30.96 %
Asset Quality Ratios:					
Net annualized charge-offs to average loans	0.10 %	0.17 %	0.05 %	0.07 %	0.04 %
Nonaccrual loans to total loans	1.26 %	0.89 %	0.57 %	0.63 %	0.65 %
Non-performing assets to total assets	1.06 %	0.75 %	0.51 %	0.55 %	0.60 %
Allowance for credit losses - loans to total loans held for investment	1.37 %	1.35 %	1.34 %	1.36 %	1.33 %
Allowance for credit losses - loans to non-performing loans[5]	107.58 %	149.32 %	229.84 %	210.95 %	205.50 %

[1] See "Use of Non-GAAP Financial Measures" herein.
[2] Interest rate spread represents the difference between the annualized weighted average yield on interest-earning assets and the annualized weighted average rate paid on interest-bearing liabilities.
[3] Net interest margin represents annualized net interest income as a percentage of average interest-earning assets.
[4] Efficiency ratio represents non-interest expense as a percentage of the aggregate of net interest income and non-interest income.
[5] The decrease in the Allowance for credit losses - loans to nonaccrual loans is primarily attributable to the change in nonaccrual loans.

Use of Non-GAAP Financial Measures



In addition to the results presented in accordance with GAAP, this earnings supplement includes non-GAAP financial measures such as adjusted earnings, adjusted earnings per diluted common share, and tangible book value per common share. Non-GAAP financial measures have inherent limitations, may not be comparable to similarly titled measures used by other companies and are not audited. Readers should be aware of these limitations and should be cautious as to their reliance on such measures. Although we believe the non-GAAP financial measures disclosed in this report enhance investors' understanding of our business and performance, these non-GAAP measures should not be considered in isolation, or as a substitute for GAAP basis financial measures.

We define "adjusted earnings", a non-GAAP financial measure, as net income without the after-tax impact of non-recurring acquisition-related costs and other costs (unusual or non-recurring charges). Adjusted earnings per diluted common share ("adjusted EPS"), a non-GAAP financial measure, is calculated by dividing non-GAAP adjusted earnings by the average number of diluted common shares outstanding during the period. We believe the non-GAAP measures of adjusted earnings and adjusted EPS provide useful information about the Company's operating performance. We believe excluding the non-recurring acquisition related costs and other costs (unusual or non-recurring) provides investors with an alternative understanding of Axos' core business.

Below is a reconciliation of net income, the nearest comparable GAAP measure, to adjusted earnings and adjusted EPS (Non-GAAP) for the periods shown:

(Dollars in thousands, except per share amounts)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Net income	$ 104,687	$ 112,340	$ 104,872	$ 110,720	$ 151,771
FDIC Loan Purchase - Gain on purchase	—	—	—	—	(92,397)
FDIC Loan Purchase - Provision for credit losses	—	—	—	—	4,648
Acquisition-related costs	1,645	2,554	2,554	2,719	2,780
Income taxes	(503)	(752)	(699)	(784)	25,650
Adjusted earnings (non-GAAP)	$ 105,829	$ 114,142	$ 106,727	$ 112,655	$ 92,452
Average dilutive common shares outstanding	58,226,006	58,168,468	58,164,623	58,037,698	57,932,834
Diluted EPS	$ 1.80	$ 1.93	$ 1.80	$ 1.91	$ 2.62
FDIC Loan Purchase - Gain on Purchase	—	—	—	—	(1.59)
FDIC Loan Purchase - Provision for credit losses	—	—	—	—	0.08
Acquisition-related costs	0.03	0.04	0.04	0.05	0.05
Income taxes	(0.01)	(0.01)	(0.01)	(0.02)	0.44
Adjusted EPS (Non-GAAP)	$ 1.82	$ 1.96	$ 1.83	$ 1.94	$ 1.60

We define "tangible book value", a non-GAAP financial measure, as book value adjusted for goodwill and other intangible assets. Tangible book value is calculated using common stockholders' equity minus servicing rights, goodwill and other intangible assets. Tangible book value per common share, a non-GAAP financial measure, is calculated by dividing tangible book value by the common shares outstanding at the end of the period. We believe tangible book value per common share is useful in evaluating the Company's capital strength, financial condition, and ability to manage potential losses.

Below is a reconciliation of total stockholders' equity, the nearest comparable GAAP measure, to tangible book value per common share (non-GAAP) as of the dates indicated:

(Dollars in thousands, except per share amounts)	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2023
Common stockholders' equity	$ 2,521,962	$ 2,405,728	$ 2,290,596	$ 2,196,293	$ 2,078,224
Less: servicing rights, carried at fair value	28,045	27,335	28,924	28,130	28,043
Less: goodwill and intangible assets	137,570	139,215	141,769	144,324	146,793
Tangible common stockholders' equity (Non-GAAP)	$ 2,356,347	$ 2,239,178	$ 2,119,903	$ 2,023,839	$ 1,903,388
Common shares outstanding at end of period	57,097,632	57,092,216	56,894,565	57,079,429	56,898,377
Book value per common share	$ 44.17	$ 42.14	$ 40.26	$ 38.48	$ 36.53
Less: servicing rights, carried at fair value per common share	$ 0.49	$ 0.48	$ 0.51	$ 0.49	$ 0.49
Less: goodwill and other intangible assets per common share	$ 2.41	$ 2.44	$ 2.49	$ 2.53	$ 2.59
Tangible book value per common share (Non-GAAP)	$ 41.27	$ 39.22	$ 37.26	$ 35.46	$ 33.45

Contact Information



**Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO**

investors@axosfinancial.com

www.axosfinancial.com

**Johnny Lai, SVP Corporate Development
and Investor Relations**

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com